SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*
Enstar Group Limited
(Name of Issuer)
Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)
G3075P101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
(Page 1 of 6 Pages)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3075P101	13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS J. Christopher Flowers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,217,948

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,478,196

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,478,196

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G3075P101	13G	Page	3	of	6 Pages
Item 1(a). Name of Issuer:
Enstar Group Limited
Item 1(b). Address of Issuer’s Principal Executive Offices:
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton, Bermuda HM JX
Item 2(a). Name of Person Filing:
J. Christopher Flowers
Item 2(b). Address of Principal Business Office or, if none, Residence:
717 Fifth Ave.
26th Floor
New York, NY 10022
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”)
Item 2(e). CUSIP Number:
G3075P101

CUSIP No.	G3075P101	13G	Page	4	of	6 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”);
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Item 4. Ownership.
(a)	Amount Beneficially Owned:

J. Christopher Flowers beneficially owns 1,478,196 Ordinary Shares. This amount includes: (i) 1,184,555 shares owned outright; (ii) 3,412 shares (227 of which were acquired subsequent to December 31, 2010) issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-employee Directors; and (iii) 4,515 shares issuable pursuant to restricted share units. In addition, Mr. Flowers exercises investment discretion over 285,714 shares through: (a) JCF Associates II Ltd., of which he is the sole director, and JCF Associates II-A LLC, of which he is the managing member, on behalf of J.C. Flowers II L.P., J.C. Flowers II-A L.P. and J.C. Flowers II-B L.P. and (b) FSO GP Ltd., of which he is the sole director, on behalf of Financial Service Opportunities L.P. (collectively, the “Funds”). Mr. Flowers disclaims beneficial ownership of the shares held by the Funds except to the extent of any pecuniary interest therein. This report shall not be construed as an admission that Mr. Flowers is the beneficial owner of the Funds’ shares for any reason.

The bye-laws of Enstar Group Limited reduce the total voting power of any U.S. shareholder or direct foreign shareholder group owning 9.5% or more of its Ordinary Shares to less than 9.5% of the voting power of all of Enstar Group Limited’s shares. As a result of this provision, Mr. Flowers only has voting power with respect to 1,217,948 of the shares he beneficially owns.

CUSIP No.	G3075P101	13G	Page	5	of	6 Pages
(b)	Percent of Class:

Mr. Flowers is the beneficial owner of 11.3% of the issuer’s ordinary shares. As provided by the issuer, 13,072,833 ordinary shares were outstanding as of January 5, 2011. In addition, Mr. Flowers has the right to acquire within 60 days: (i) 3,412 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors (the “Deferred Shares”) and (ii) 4,515 shares issuable pursuant to restricted share units (the “RSU Shares”). Mr. Flowers’s beneficial ownership percentage is based on a total of 13,080,760 ordinary shares, which consists of the issuer’s outstanding ordinary shares plus the Deferred Shares and the RSU Shares.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,217,948

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,478,196

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Investors in the Funds described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the shares held in each Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of a Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	G3075P101	13G	Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2011	/s/ J. Christopher Flowers
J. Christopher Flowers